650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

October 3, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Kate Beukenkamp
Dean Suehiro
Claire DeLabar

Re:	Twitter, Inc.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted September 26, 2013
CIK No. 0001418091

Ladies and Gentlemen:

On behalf of our client, Twitter, Inc. (“Twitter” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 2, 2013, relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 submitted to the Commission on September 26, 2013 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on September 26, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on September 26, 2013), all page references herein correspond to the page of the revised Registration Statement.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

October 3, 2013

Management’s Discussion and Analysis..., page 59

Factors Affecting Our Future Performance, page 63

1.	It appears you expect that cost per ad engagement “may” continue to decline over time as you “continue to optimize for advertiser value and the overall user experience.” Clarify whether this is a known trend that you expect to materially affect revenue and disclose what has to happen for cost per ad engagement to stabilize or increase.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 to address the Staff’s comment.

Business, page 91

Our Value Proposition to Advertisers, page 101

2.	On page 6, you state that your advertisers pay if a user clicks a Promoted Tweet or “retweets a Promoted Tweet.” On page 102, you state that advertisers can benefit from users retweeting Promoted Tweets “at no incremental cost.” Please clarify whether your advertisers must pay you every time a Promoted Tweet is retweeted.

The Company respectfully advises the Staff that it has revised the disclosure on pages 6 and 104 to address the Staff’s comment.

Intellectual Property, page 112

3.	We note your response to comment 3 from our letter dated September 9, 2013. Please clarify how the IPA is designed to prevent your software patents from impeding innovation. Also, clarify how the IPA provides you with any greater ability to combat offensive patent lawsuits by “non-practicing entities” than if you had not entered into such an agreement with your employees and consultants, including founders.

The Company respectfully advises the Staff that it has revised the disclosure on pages 114 and 115 to address the Staff’s comment. The Company has removed the disclosure regarding the potential for software patents to impede innovation.

*****

Please direct any questions regarding the Company’s responses or the revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Securities and Exchange Commission

October 3, 2013

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:	Richard Costolo, Twitter, Inc.

Mike Gupta, Twitter, Inc.

Vijaya Gadde, Twitter, Inc.

Sean Edgett, Twitter, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP